SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 **Fax** +1 (212) 632 5555
www.salans.com

06013364

RECEIVED
2006 MAY 12 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

April 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

April 28, 2006

Securitas to publish Interim Report on Tuesday, May 9, 2006

Securitas will publish its January-March report 2006 on Tuesday, May 9 at 8.00 a.m. (CET). The press release will be available on Securitas web site immediately after publishing.

Agenda (AM, CET)

8.00	**Report Release** The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.
9.00	**Presentation slides will be available at www.securitasgroup.com**
9.30-10.30	**Information meeting:** Securitas Senior Management to present the report and answer questions. Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden. Management will be available one hour after the information meeting for interviews. To follow the presentation via Internet, go to **www.securitasgroup.com.** To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link below and follow instructions or call +44 (0)207 162 0025. http://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=170209

Recorded versions:
Information meeting: A recorded version of the web cast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until June 9 on: **+44 (0) 20 7031 4064 or +46 (0)8 505 203 33, access code: 703080.**

Subscribe for press releases
To receive the report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications".

For information, please contact:
Henrik Brehmer, SVP Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192 (mob)

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70